U.S. SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                  (Check One):

[X] Form 10KSB [ ] Form 20F [ ] Form 11K [ ] Form 10QSB [ ] Form N-SAR

For Period Ended:  March 31, 2002
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[ ]  Transition Report on Form 10-KSB
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-QSB
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable.

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PART I - REGISTRANT INFORMATION
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Full Name of Registrant:            Whistler, Inc.

Former Name if Applicable:

Address of Principal Executive
Office (Street and Number):         12740 Vigilante Road

City, State and Zip Code:           Lakeside, California 92040

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PART II - RULES 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE
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State below in reasonable detail the reasons why the Form 10-KSB, 20-F, 11-K, 10-QSB or N-SAR or the transition report or portion thereof could not be filed within the prescribed period.


     As of the date of this Notification of Late Filing, Whistler, Inc., a Delaware corporation (the "Company) and Anuvu, Inc. ("Anuvu") intend to entered into a patent joint ownership agreement (the "Patent Agreement"), which will describe and memorialize certain terms and conditions of the prior contractual relationships and the intended transaction between Whistler and Anuvu. Pursuant to the terms of the Patent Agreement, the parties will agree that the Patent Agreement will replace and cause to be null and void all previous agreements entered into between the Company and Anuvu.

     Management of the Company believes that certain provisions of the Patent Agreement require that applications for patent application be filed with the United States Patent and Trademark Office, and that consummation of the Patent Agreement may substantially affect the business operations of the Company.

     Therefore, the Company needs additional time to adequately determine the position of the Company in relation to the consummation of the Patent Agreement. Such factors have affected the flow of information from the Company to its independent public accountants and the subsequent preparation and audit of the financial statements for fiscal year ended March 31, 2002. The Company requires additional time to properly prepare its financial statements for the fiscal year ended March 31, 2002. The Annual Report on Form 10-KSB will be filed on or before July 16, 2002.

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PART IV - OTHER INFORMATION
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(1) Name and telephone number of person to contact in regard to this notification: Diane D. Dalmy 303.985.9324

(2) Have all other period reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months o for such shorter period that the registrant was required to file such reports(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [ ] Yes [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                 Whistler, Inc.
                        --------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: July 1, 2002                          By: /s/ James Bunyan
      ------------                          ---------------------------------
                                            President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).